Exhibit 99.6

FF301 Page 1 of 12 v 1.2.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 July 2026 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Zhihu Inc. Date Submitted: 06 August 2026 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02390 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 1,550,000,000 USD 0.000125 USD 193,750 Increase / decrease (-) 0 USD Balance at close of the month 1,550,000,000 USD 0.000125 USD 193,750 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) N/A Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 50,000,000 USD 0.000125 USD 6,250 Increase / decrease (-) 0 USD Balance at close of the month 50,000,000 USD 0.000125 USD 6,250 Total authorised/registered share capital at the end of the month: USD 200,000

FF301

II. Movements in Issued Shares and/or Treasury Shares and Public Float Sufficiency Confirmation

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	02390	Description			

	Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	250,907,515	0	250,907,515
Increase / decrease (-)	-6,117,729	0	
Balance at close of the month	244,789,786	0	244,789,786

Public float sufficiency confirmation (Note 4)

Pursuant to Main Board Rule 13.32D(1) or 19A.28D(1) / GEM Rule 17.37D(1) or 25.21D(1), we hereby confirm that, in relation to the class of shares as set out above, as at the close of the month:

- ☑ the applicable public float requirement (see below) has been complied with
- ☐ the applicable public float requirement (see below) has not been complied with

The applicable minimum public float requirement for the class of shares as set out above pursuant to Main Board Rule 13.32B or 19A.28B / GEM Rule 17.37B or 25.21B (as the case may be) is:

Applicable public float threshold	Initial Prescribed Threshold - 25% of the total number of issued shares in the class to which the listed shares belong (excluding treasury shares)
Additional information	

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on the Exchange (Note 1)	No
Stock code (if listed)	N/A	Description			

	Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	15,233,755	0	15,233,755
Increase / decrease (-)	-371,436	0	
Balance at close of the month	14,862,319	0	14,862,319

Remarks:

Opening and closing balances of Class A ordinary shares shown above are of the Class A ordinary shares issued as fully paid or credited to be fully paid. Opening and closing balances of Class A ordinary shares that are issued and outstanding (i.e. exclusive of the Class A ordinary shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the

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FF301 Page 3 of 12 v 1.2.1 exercise or vesting of awards granted under the Share Incentive Plans ("Bulk Issuance Shares")) are 246,128,191 and 240,242,116 respectively.

FF301 Page 4 of 12 v 1.2.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02390 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2012 Plan (Share incentive plan adopted in June 2012 as amended from time to time) 675,682 Lapsed -49,554 626,128 626,128 0 General Meeting approval date (if applicable) 2). 2022 Plan (Share incentive plan adopted on March 30, 2022, as amended and restated on June 30, 2026) 0 0 0 0 0 13,042,731 General Meeting approval date (if applicable) 30 June 2026 Increase in issued shares (excluding treasury shares): 0 WVR ordinary shares A (AA1) Decrease in treasury shares: 0 WVR ordinary shares A (AA2) Total funds raised during the month from exercise of options: USD 0

FF301 Page 5 of 12 v 1.2.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 6 of 12 v 1.2.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 7 of 12 v 1.2.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02390 Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). 2012 Plan - Restricted Shares (Share incentive plan adopted in June 2012 as amended from time to time) 0 0 0 2). 2022 Plan - Restricted Share Unit (Share incentive plan adopted on March 30, 2022, as amended and restated on June 30, 2026) 30 June 2026 0 0 10,336,339 Increase in issued shares (excluding treasury shares): 0 WVR ordinary shares A (DD1) Decrease in treasury shares: 0 WVR ordinary shares A (DD2) Remarks: As of 31 July 2026, 10,336,339 shares of the issuer may be issued pursuant to the restricted share units granted under 2022 Plan. 2,226,711 restricted share units were granted under 2022 Plan during the month. 1,091,154 restricted share units granted under 2022 Plan were vested during the month. 110,250 restricted share units granted under 2022 Plan were forfeited during the month.

FF301

(E). Other Movements in Issued Shares and/or Treasury Shares

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	02390	Description			

Events		At price (if applicable) Currency	At price (if applicable) Amount	Date of event (Note 2)	General Meeting approval date (if applicable)	Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1)	Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2)	Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3)
1).	Repurchase of shares (shares repurchased for cancellation but not yet cancelled)				30 June 2026			-2,474,814
2).	Repurchase of shares (shares repurchased and cancelled)			28 July 2026	25 June 2025	-6,349,356		
3).	Repurchase of shares (shares repurchased and cancelled)			28 July 2026	30 June 2026	-139,809		
4).	Conversion of Class B ordinary shares to Class A ordinary shares			28 July 2026		371,436		

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on the Exchange (Note 1)	No
Stock code (if listed)	N/A	Description			

Events		At price (if applicable) Currency	At price (if applicable) Amount	Date of event (Note 2)	General Meeting approval date (if applicable)	Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1)	Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2)	Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3)
1).	Conversion of Class B ordinary shares to Class A ordinary shares			28 July 2026		-371,436		

Increase/ decrease (-) in issued shares (excluding treasury shares):	-6,117,729	WVR ordinary shares A (EE1)
Increase/ decrease (-) in issued shares (excluding treasury shares):	-371,436	WVR ordinary shares B (EE1)
Increase/ decrease (-) in treasury shares:		WVR ordinary shares A (EE2)
Increase/ decrease (-) in treasury shares:		WVR ordinary shares B (EE2)

Remarks:

Class A: 1) Repurchases of a total of 2,474,814 Class A ordinary shares represented by ADSs were made on July 1 to 2, 6 to 10, 13 to 17, 20 to 24 and 27 to 31, 2026 on New York Stock Exchange, but such shares are not yet cancelled as at 31 July 2026.

Class A: 2) & Class A: 3) A total of 6,489,165 Class A ordinary shares represented by ADSs (previously repurchased on New York Stock Exchange on April 1 to 2, 6 to 10, 13 to 17 and 20 to 22, 2026 and June 5, 8 to 12, 15 to 18, 22 to 26 and 29 to 30, 2026) were cancelled on 28 July 2026.

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FF301 Page 9 of 12 v 1.2.1 Class A: 4) & Class B: 1) Subsequent to the cancellation of the repurchased 6,489,165 Class A ordinary shares on 28 July 2026, 371,436 Class B ordinary shares were converted to Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules. Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): -6,117,729 WVR ordinary shares A Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): -371,436 WVR ordinary shares B Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 0 WVR ordinary shares A Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): WVR ordinary shares B

FF301 Page 10 of 12 v 1.2.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 11 of 12 v 1.2.1 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 5) (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 6); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Lau Yee Wa Title: Company Secretary (Director, Secretary or other Duly Authorised Officer)

FF301 Page 12 of 12 v 1.2.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. "Initial Prescribed Threshold”, "Alternative Threshold” and "market value" have the meanings ascribed thereto under Main Board Rule 13.32A or 19A.28A / GEM Rule 17.37A or 25.21A. See also Main Board Rule 13.32D(4) or 19A.28D(4) / GEM Rule 17.37D(4) or 25.21D(4) on the basis of the public float disclosure. 5. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 6. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.